

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2018

Dennis R. Vigneau
Chief Financial Officer
FGL Holdings
Fidelity & Guaranty Life
Two Ruan Center
601 Locust Street, 14th Floor
Des Moines, Iowa 50309

> **Re: FGL Holdings**
> **Registration Statement on Form S-3**
> **Filed December 21, 2017**
> **File No. 333-222232**

Dear Mr. Vigneau:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Joel Rubinstein, Esq. - Winston & Strawn LLP